

June 13, 2024

Nathan Harte
Chief Financial Officer
Avino Silver & Gold Mines Ltd
570 Granville Street Suite 900
Vancouver, BC
Canada, V6C 3P1

      **Re:  Avino Silver & Gold Mines Ltd**
           **Form 40-F for the Fiscal Year Ended December 31, 2023**
           **Filed March 29, 2024**
           **File No. 001-35254**

Dear Nathan Harte:

     We have reviewed your filing and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2023

Exhibit 99.2
Note 3. Material Accounting Policies
(i) Exploration and evaluation expenditures, page 15

1.     Your accounting policy states that proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs. Please explain how this policy complies with the guidance in *Property, Plant and Equipment - Proceeds before Intended Use, Amendments to IAS 16,* which became effective for annual reporting periods beginning on or after January 1, 2022. Please also tell us the amount of revenues that were deducted from capitalized costs for both fiscal years ended December 31, 2023 and 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ranjit Singh Pawar at 202-551-2702 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation